 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐     No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐     No    ☒

City of Buenos Aires, June 16, 2021

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

COMISIÓN NACIONAL DE VALORES
25 de Mayo 175
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.
San Martín 344
City of Buenos Aires

Ref.: Central Puerto S.A. – Partial payment and refinancing of debt under the terms of Communication “A” 7106 of the BCRA, modified by Communication “A” 7230 of the BCRA.

Dear Sirs,

I am pleased to address you, in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”), located at Avenue Thomas Edison 2701, City of Buenos Aires, in relation to the Loan Agreement that the Company signed on June 12, 2019 with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for an amount of U$S 180 million in order to finance the acquisition of the Brigadier López plant (and has been subsequently refinanced through amendments dated December 22, 2020 and January 20, 2021, the “Loan”).

We hereby inform that the stated parties have signed on June 15, 2021 a third amendment to the Loan (the "Amendment"), which provides for the modification of the principal installments, the extension of the final maturity, and the modification of certain financial commitments and obligations of the Company.

Furthermore, as a condition of effectiveness of the Amendment, the Company made the payment of 40% of the principal installment of the Loan that originally matured on June 12 of the current year, plus the principal and interest accrued and not paid up to the aforementioned date today, and the creditors have waived any event of default under the Loan that said situation may have generated.

It is worth to note that, by entering into the Amendment and making the aforementioned payment, the Company has fully complied with the provisions of Communication “A” 7106, modified by Communication “A” 7230 of the Central Bank of the Argentine Republic.

Your sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: June 16, 2021	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact